PALMETTO ADVISORY GROUP, LLC
KIAWAH ISLAND, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

PALMETTO ADVISORY GROUP, LLC
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to the Financial Statements   3 - 5



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Palmetto Advisory Group, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Palmetto Advisory Group, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 12, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

PALMETTO ADVISORY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	22,433
Commissions receivable		7,151
Other assets		2,971
TOTAL ASSETS	$	32,555

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	1,800
TOTAL LIABILITIES		1,800
MEMBERS' EQUITY:		
Membership interest		30,755
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	32,555

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates are primarily the collectability of commissions receivable. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change could be material to the financial statements.

Cash

The Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are stated at the amount the Company expects to collect. By their nature, receivables involve risk, including credit risk of nonpayment by the client. Accounts deemed uncollectible are charged directly to bad debt expense. Commissions receivable at the end of the year totaled $7,151.

Revenue Recognition

Commission Income

The Company has contracts under which it receives non-refundable retainers from investment managers. Retainers are typically due and recognized on the first day of each quarter when the performance obligations of the contracts have been satisfied. The Company receives commission income when referred clients purchase an interest in private investment funds and on a periodic basis as referred clients maintain balances in the private investment funds. Commission income is recognized in the month in which it is earned. The majority of the Company's revenue arrangements generally consist of a single performance obligation.

Fee Income

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company enters into referral agreements with various clients under which it earns fees for introducing clients to third-party investment programs or service providers. The Company's performance obligation is generally satisfied upon the successful introduction, which enables the client to participate in the relevant program or service.

The transaction price under these agreements typically consists of a percentage of fixed fees and/or performance-based bonuses received by the client from the third party. Performance-based bonuses are contingent upon the client's achievement of certain benchmarks or criteria and are often subject to the discretion of the third party. The Company constrains variable consideration until the amount is received by the client and becomes payable to the Company, to ensure that it is probable that a significant reversal of cumulative revenue will not occur.

Revenue is recognized when the client receives payment from the third party and the Company's right to payment for referral services is established. The Company recognizes revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Income Taxes

The Company has elected to be taxed as a subchapter "S" corporation. Under this election the Company's taxable income and tax credits are passed through to its members for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2025.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Industry and Regulatory Requirements

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $27,784 which was $22,784 in excess of its required net capital of $5,000. As of December 31, 2025, the Company's ratio of aggregate indebtedness to adjusted net capital was 0.065 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

5. OPERATING AGREEMENT

The Members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligations of its members. Among other things, the agreement stipulates the allocation

of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interest can be sold or transferred.

6. RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. Employer contributions to the plan totaled $25,000 for the year ended December 31, 2025.

7. SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.